

Mail Stop 3720

October 7, 2008

Robert P. van der Merwe
Chief Executive Officer
Checkpoint Systems, Inc.
101 Wolf Drive, PO Box 188
Thorofare, New Jersey, 08086

> **Re: Checkpoint Systems, Inc.**
> **Form 10-K for period ended December 30, 2007**
> **Filed February 28, 2008**
> **File No. 001-11257**

Dear Mr. van der Merwe:

We have reviewed your response letter dated August 20, 2008 and have the following additional comments. Please comply with our comment in future filings. We welcome any questions you may have about our comments, or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 17

Annual Incentive, page 21

1. We have considered your response to comment two in our letter dated July 23, 2008 and are unable to agree. Public disclosure of each company-level performance target for the last completed fiscal year should not result in competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results will have been disclosed. Please advise or indicate that you intend to disclose such metrics, if a material element of your executive compensation policies or decisions, in the future.

Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Kathleen Krebs at (202) 551-3350 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: By facsimile to:
        John Van Zile, General Counsel
        Checkpoint Systems, Inc.

        Joel Trotter
        Latham & Watkins LLP